MILLAR WESTERN FOREST PRODUCTS LTD.

                          INTERIM FINANCIAL STATEMENTS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

                                   (unaudited)


--------------------------------------------------------------------------------

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                                 BALANCE SHEETS



                                                September 30,       December 31,
                                                   2006                2005
                                                 (unaudited)         (audited)
                                               ---------------- ----------------
                                              (in thousands of Canadian dollars)

                                     ASSETS

Current assets
     Cash and cash equivalents..................$      34,490     $       43,659
     Accounts receivable (note 5)...............       31,473             36,459
     Inventories (note 2).......................       61,334             55,264
     Prepaid expenses...........................        8,780             11,031
     Future income taxes........................        1,028                933
                                                --------------- ----------------
                                                      137,105            147,346
Property, plant and equipment...................      147,846            150,420
Other assets....................................       76,289             29,939
                                                --------------- ----------------
                                                $     361,240     $      327,705
                                                =============== ================




                      LIABILITIES AND SHAREHOLDER'S EQUITY


Current liabilities
     Accounts payable and accrued liabilities...$      30,434     $       46,233
     Current portion of long-term debt..........          460                  -
                                                --------------- ----------------
                                                       30,894             46,233
Long-term debt (note 4).........................      226,046            221,312
Other obligations...............................        4,165              3,960
Future income taxes.............................       19,266             11,794
                                                --------------- ----------------
                                                      280,371            283,299

Shareholder's equity
     Share capital..............................            -                  -
     Retained earnings..........................       80,869             44,406
                                                --------------- ----------------
                                                $     361,240     $      327,705
                                                =============== ================

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                         STATEMENTS OF EARNINGS (LOSS)

                                  (unaudited)



                                                                                Three Months Ended                 Nine Months Ended
                                                                                  September 30                       September 30
                                                                              2006            2005            2006            2005
                                                                     --------------- --------------- --------------- ---------------

                                                                                         (in thousands of Canadian dollars)

Revenue..........................................................      $      76,476   $      78,944   $     240,520   $     235,066
Cost of products sold............................................             46,102          56,572         155,691         157,719
Freight and other distribution costs.............................             12,171          14,888          40,954          40,439
Depreciation and amortization....................................              4,924           3,801          13,815          11,692
General and administration.......................................              3,006           3,272           9,983          11,286
Countervailing and anti-dumping duties (note 6)..................              1,278           2,549           4,184           7,645
                                                                     --------------- --------------- --------------- ---------------
Operating earnings.................  ............................              8,995         (2,138)          15,893           6,285
Financing expenses (note 3)......................................            (4,782)         (4,346)        (13,183)        (13,136)
Unrealized exchange gain (loss) on long-term debt................                133          12,122          10,260           7,505
Other income (expense) (note 5)..................................              1,263         (1,262)          30,870         (2,369)
                                                                     --------------- --------------- --------------- ---------------
Earnings (loss) before income taxes..............................              5,609           4,376          43,840         (1,715)
Income tax (recovery) expense....................................              1,686           (447)           7,376         (1,135)
                                                                     --------------- --------------- --------------- ---------------
Net earnings (loss)..............................................      $       3,923   $       4,823   $      36,464   $       (580)
                                                                     =============== =============== =============== ===============



                         STATEMENTS OF RETAINED EARNINGS
                     FOR THE NINE MONTHS ENDED SEPTEMBER 30


                                   (unaudited)

                                                                                                              2006            2005
                                                                                                      -------------- ---------------

                                                                                                  (in thousands of Canadian dollars)

Retained earnings - beginning of period............................................................    $      44,405   $      66,359
Net earnings (loss)................................................................................           36,464           (580)
Dividend...........................................................................................                -        (15,000)
                                                                                                     --------------- ---------------
Retained earnings - end of period..................................................................    $      80,869   $      50,779
                                                                                                     =============== ===============

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                            STATEMENTS OF CASH FLOWS

                                   (unaudited)


                                                                                Three Months Ended                 Nine Months Ended
                                                                                  September 30                       September 30
                                                                              2006            2005            2006            2005
                                                                     --------------- --------------- --------------- ---------------


                                                                                    (in thousands of Canadian dollars)
Cash provided from (used in)
Operating activities
  Net earnings (loss)...............................................   $       3,923   $       4,823   $      36,464   $       (580)
  Items not affecting cash:
    Future income tax (recovery) expense............................           1,686           (567)           7,376         (1,495)
    Reforestation expense...........................................           1,464           1,546           4,424           4,749
    Depreciation and amortization...................................           4,924           3,801          13,815          11,692
    Amortization of deferred financing charges......................             170             169             509             509
    Unrealized foreign exchange (gain) loss on
      long-term debt................................................           (133)        (12,122)        (10,260)         (7,505)
    Gain on sale of power purchase rights...........................               -               -        (32,666)               -
    Write-down of note receivable...................................               -               -               -           2,100
    Other...........................................................              55             103             165             309
                                                                     --------------- --------------- --------------- ---------------
                                                                              12,089         (2,247)          19,827           9,779
  Reforestation expenditures........................................         (3,068)         (4,324)         (5,192)         (6,785)
                                                                     --------------- --------------- --------------- ---------------
                                                                               9,021         (6,571)          14,635           2,994
                                                                     --------------- --------------- --------------- ---------------

  Changes in non-cash components of working capital
    Accounts receivable.............................................           4,059         (5,890)           4,988        (15,740)
    Inventories.....................................................           5,920          11,301         (4,984)         (7,117)
    Prepaid expenses................................................             741           2,190           1,575           1,129
    Accounts payable and accrued liabilities........................             439           8,164        (15,801)           2,308
                                                                     --------------- --------------- --------------- ---------------
                                                                              11,159          15,765        (14,222)        (19,420)
                                                                     --------------- --------------- --------------- ---------------
                                                                              20,180           9,194             413        (16,426)
                                                                     --------------- --------------- --------------- ---------------

Investing activities
    Additions to property, plant and equipment......................         (2,493)         (5,520)        (10,057)        (13,465)
    Proceeds on disposal of property, plant and equipment...........             217              34             227             142
    Decrease in other assets........................................               -               2              25               4
                                                                     --------------- --------------- --------------- ---------------
                                                                             (2,276)         (5,484)         (9,805)        (13,319)
                                                                     --------------- --------------- --------------- ---------------

Financing activity
    Long-term debt repayments.......................................           (107)               -           (177)               -
    Increase in other obligations...................................             400               -             400               -
    Dividend........................................................               -               -               -        (15,000)
                                                                     --------------- --------------- --------------- ---------------

Increase (decrease) in cash.........................................          18,197           3,710         (9,169)        (44,745)
Cash and cash equivalents - beginning of period.....................          16,293          47,504          43,659          95,959
                                                                     --------------- --------------- --------------- ---------------

Cash and cash equivalents - end of period...........................   $      34,490   $      51,214   $      34,490   $      51,214
                                                                     =============== =============== =============== ===============

Supplemental cash flow information

  Interest paid.....................................................   $         443   $           -   $       8,702   $       9,273
                                                                     =============== =============== =============== ===============

  Income taxes paid.................................................   $           -   $         126   $           -   $         438
                                                                     =============== =============== =============== ===============

                      MILLAR WESTERN FOREST PRODUCTS LTD.

                              SEGMENTED INFORMATION

                                  (unaudited)



                                                                                Three Months Ended                 Nine Months Ended
                                                                                  September 30                       September 30
                                                                              2006            2005            2006            2005
                                                                     --------------- --------------- --------------- ---------------


                                                                                    (in thousands of Canadian dollars)
Product segment
Lumber
  Revenue...........................................................   $      28,308   $      34,152   $      96,484   $     107,584
  Cost of products sold.............................................          22,609          29,412          75,296          82,325
  Freight and other distribution costs..............................           2,646           3,660           9,274          10,072
  Depreciation and amortization.....................................           1,893           1,550           5,881           4,930
  Countervailing and anti-dumping duties............................           1,278           2,549           4,184           7,645
                                                                     --------------- --------------- --------------- ---------------
  Operating earnings................................................   $       (118)   $     (3,019)   $       1,849   $       2,612
                                                                     =============== =============== =============== ===============

Pulp
  Revenue ..........................................................   $      46,586   $      43,250   $     139,116   $     122,549
  Cost of products sold ............................................          23,493          27,160          80,395          75,394
  Freight and other distribution costs..............................           9,525          11,228          31,680          30,367
  Depreciation and amortization.....................................           2,543           1,741           6,504           5,217
                                                                     --------------- --------------- --------------- ---------------
  Operating earnings................................................   $      11,025   $       3,121   $      20,537   $      11,571
                                                                     =============== =============== =============== ===============

Corporate and other
  Revenue...........................................................   $       1,582   $       1,542   $       4,920   $       4,933
  General and administration........................................           3,006           3,272           9,983          11,286
  Depreciation and amortization.....................................             488             510           1,430           1,545
                                                                     --------------- --------------- --------------- ---------------
  Operating loss....................................................   $     (1,912)   $     (2,240)   $     (6,493)   $     (7,898)
                                                                     =============== =============== =============== ===============

Total
  Revenue...........................................................   $      76,476   $      78,944   $     240,520   $     235,066
  Cost of products sold and administration..........................          49,108          59,844         165,674         169,005
  Freight and other distribution costs..............................          12,171          14,888          40,954          40,439
  Depreciation and amortization.....................................           4,924           3,801          13,815          11,692
  Countervailing and anti-dumping duties............................           1,278           2,549           4,184           7,645
                                                                     --------------- --------------- --------------- ---------------
  Operating earnings                                                   $       8,995   $     (2,138)   $      15,893   $       6,285
                                                                     =============== =============== =============== ===============

Shipments by business segment

Lumber (millions of board feet).....................................            79.0            88.3           257.4           253.9
                                                                     =============== =============== =============== ===============

Pulp (thousands of tonnes)..........................................            75.2            81.2           238.5           215.6
                                                                     =============== =============== =============== ===============


                                                                                                      September 30,    December 31,
                                                                                                          2006            2005
                                                                                                      -------------- ---------------
Identifiable assets
  Lumber............................................................................................   $     145,842   $     130,550
  Pulp..............................................................................................         166,534         136,158
  Corporate and other...............................................................................          48,864          60,997
                                                                                                      -------------- ---------------
                                                                                                       $     361,240   $     327,705
                                                                                                      ============== ===============

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                      NOTES TO INTERIM FINANCIAL STATEMENTS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

                                   (unaudited)

1.    BASIS OF PRESENTATION

      The accompanying unaudited interim financial statements have been prepared by the Company, following the same accounting policies and methods as those disclosed in the audited financial statements for the year ended December 31, 2005. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Canada have been omitted. In the opinion of management, all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the balance sheet, results of operations, and cash flows of these interim periods have been included.



2.    INVENTORIES

                                                                                September 30,    December 31,
                                                                                    2006            2005
                                                                                -------------- ---------------

      Logs...................................................................... $    19,345     $   11,742
      Pulp......................................................................      14,094         21,890
      Lumber....................................................................      16,397         11,362
      Operating and maintenance supplies........................................      11,498         10,270
                                                                                -------------- ---------------
                                                                                 $    61,334     $   55,264
                                                                                ============== ===============


3.    FINANCING EXPENSES


                                                                            Three months ended               Nine months ended
                                                                               September 30                    September 30
                                                                           2006            2005            2006            2005
                                                                     --------------- --------------- --------------- ---------------

      Interest on long term debt....................................   $       4,530   $       4,169   $      12,839   $      13,487
      Amortization of deferred financing costs......................             170             170             509             510
      Other financing expense (income)..............................              82               7           (165)           (861)
                                                                     --------------- --------------- --------------- ---------------
                                                                       $       4,782   $       4,346   $      13,183   $      13,136
                                                                     =============== =============== =============== ===============



4.    LONG-TERM DEBT

                                                                                September 30,    December 31,
                                                                                    2006            2005
                                                                                -------------- ---------------
      Unsecured senior notes - US $190,000......................................  $ 211,052      $ 221,312
      Sundance 'C' acquisition loan.............................................     15,454      $       -
                                                                                -------------- ---------------
                                                                                  $ 226,506      $ 221,312
      less: Current portion.....................................................        460              -
                                                                                -------------- ---------------
                                                                                  $ 226,046      $ 221,312
                                                                                ============== ===============

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                      NOTES TO INTERIM FINANCIAL STATEMENTS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

                                   (unaudited)

5.    OTHER INCOME (EXPENSE)


                                                                            Three months ended               Nine months ended-
                                                                               September 30                    September 30
                                                                           2006            2005            2006            2005
                                                                     --------------- --------------- --------------- ---------------

      Gain on sale of property, plant and equipment.................    $        661    $          -    $        714    $          -
      Other exchange gain (loss)....................................             602         (1,262)           (721)           (269)
      Gain on sale of power purchase rights.........................               -               -          32,665               -
      Provision for loss on Meadow Lake
        receivable..................................................               -               -         (1,788)         (2,100)
                                                                     --------------- --------------- --------------- ---------------
                                                                        $      1,263     $   (1,262)    $     30,870    $    (2,369)
                                                                     =============== =============== =============== ===============



      Meadow Lake

      In the first quarter of 2005, the Company recorded a $2.1 million provision against the carrying value of its note receivable from Meadow Lake Pulp Limited Partnership ("Meadow Lake"). On December 28, 2005, Meadow Lake was granted protection from its creditors under the Companies Creditors Arrangement Act and the Company recorded a provision for loss of $2.2 million against trade accounts receivable from Meadow Lake related to administrative and marketing services provided under agreements with Meadow Lake prior to the CCAA order. In the second quarter of 2006, the Company recorded an additional provision for loss of $1.8 million against the outstanding receivable balance. Included in accounts receivable as at September 30, 2006 is the remaining balance of $0.6 million relating to services provided prior to December 28, 2005. The recoverability of the remaining balance is uncertain and, pending the outcome of the Plan of Arrangement, may vary by a material amount in the near term.


      Sale and Acquisition of Power Purchase Rights

      Effective May 1, 2006, the Company sold its interest in the Battle River Power Syndicate Agreement ("PSA") and as consideration, received an increase in its interest in the Sundance 'C' PSA from 41.4 mw to 65.5 mw of the generation capacity. The Company recorded a gain on the sale of the Battle River PSA of $32.7 million before tax and a corresponding increase in the Sundance 'C' PSA.

6.    SUBSEQUENT EVENT - COUNTERVAILING AND ANTI-DUMPING DUTIES

      On July 1, 2006 Canadian and U.S. government representatives agreed to the terms of a softwood lumber agreement. The basic terms include replacing the existing duty deposits with a Canadian-imposed export tax, or a combination of a lower tax and quota, both of which may vary based on the price of lumber and the level of shipments to the United States. In addition, out of the existing countervailing ("CVD") and anti-dumping ("ADD") duty deposits of approximately US$5.3 billion, the U.S. will retain approximately US$1 billion with the balance returned to the Canadian companies with interest. The agreement requires both sides to withdraw all litigation, the U.S. industry petitioners to execute letters waiving their right to file another case while the agreement is in effect and substantially all of the Canadian industry to consent to the distribution of duty deposits. The agreement requires legislation to be passed by the Canadian parliament.

      The Company has recorded an expense for CVD and ADD equal to the amount paid as cash deposits throughout applicable periods. A refund of duty deposits will be recorded as income when receipt is reasonably certain. As at September 30, 2006, the total amount on deposit from May 22, 2002 related to CVD and ADD was US$33.7 million.

      On October 12, 2006, the Softwood Lumber Agreement ("SLA 2006") came into force with the result that the Company began paying an export tax of 15% to the Canadian government on shipments from that date. SLA 2006 is still subject to the passage of legislation by the Canadian parliament. Refunds of approximately US$27.3 million before tax (81% of US$33.7 million), plus interest, may be received, although the timing of receipt is still uncertain.

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                      NOTES TO INTERIM FINANCIAL STATEMENTS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

                                   (unaudited)


7.    FINANCIAL INSTRUMENTS

      Foreign Currency Risk

      The Company realizes approximately 75% of its revenue in U.S. dollars. In order to reduce foreign currency risk, the Company issued long-term debt in U.S. dollars and enters into forward exchange contracts to sell U.S. dollars. The Company does not hold or issue foreign currency financial contracts for trading purposes. At September 30, 2006, the Company had outstanding forward contracts of $39 million U.S. with an average rate of
      1.1427 and expiry dates from October 1, 2006 to March 30, 2007. As at September 30, 2006, the amount of unrecognized gain on forward exchange contracts was $1.0 million.